                                                                 Dwain A. Newman

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



                   Under the Securities Exchange Act of 1934

                                Amendment No. 6


                          National Home Centers, Inc.
                          ---------------------------
                               (Name of issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                  636-376-105
                                  -----------
                                (CUSIP Number)

                               December 31, 1999
                               -----------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [_] Rule 13d-1(b)
                               [_] Rule 13d-1(c)
                               [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following pages)

                               Page 1 of 5 Pages

                                 SCHEDULE 13G

CUSIP No. 636-376-105                                          Page 2 of 5 Pages

1.  Name of Reporting Person
    ------------------------
    I.R.S. Identification No. of Above Person(s) (entities only).
    -------------------------------------------------------------

            Dwain A. Newman

2.  Check the appropriate box if a member of a group
    ------------------------------------------------

                                                                    (a)  [_]

                                                                    (b)  [X]

3.    SEC USE ONLY
      ------------

4.    Citizenship or Place of Organization
      ------------------------------------

              United States of America

                      [    5.   Sole Voting Power -         4,466,264
                      [         -----------------
                      [
Number of Shares      [    6.  Shared Voting Power -       29,470.0875/(1)/
Beneficially Owned    [        -------------------
By Each Reporting     [
Person With:          [    7.  Sole Dispositive Power -     4,466,264
                      [        ----------------------
                      [
                      [    8.  Shared Dispositive Power -  29,470.0875/(1)/
                               ------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     ------------------------------------------------------------
               4,495,734.0875

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     ----------------------------------------------------------------
                                                                            [_]
11.  Percent of Class Represented by Amount in Row (9)
     -------------------------------------------------
              62.946%

12.  Type of Reporting Person
     ------------------------
             IN

----------------------
/1/ 15,370.0875 shares owned of record by Glenda R. Newman, Mr. Newman's wife, to which Mr. Newman disclaims beneficial ownership. 4,100 shares owned of record by Dwain A. Newman and Glenda R. Newman. 5,000 shares owned of record by Dwain
A. Newman, as custodian for Jay Jackson Newman under the Arkansas Uniform Transfer To Minors Act, to which Mr. Newman disclaims beneficial ownership. 5,000 shares owned of record by Dwain A. Newman, as custodian for Shelby Lee Newman under the Arkansas Uniform Transfer To Minors Act, to which Mr. Newman disclaims beneficial ownership.

                                 SCHEDULE 13G

CUSIP No. 636-376-105                                         Pages 3 of 5 Pages

Item 1(a).    Name of Issuer
              --------------

                  National Home Centers, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices
              -----------------------------------------------

                    Highway 265 North
                    Springdale, Arkansas 72765-0789

Item 2(a).    Name of Person Filing
              ---------------------

                    Dwain A. Newman

Item 2(b).    Address of Principal Business Office or, if none, Residence
              -----------------------------------------------------------

                    Highway 265 North
                    Springdale, Arkansas 72765-0789

Item 2(c).    Citizenship
              -----------

                    United States of America

Item 2(d).    Title of Class of Securities
              ----------------------------

                    Common Stock, $.01 par value

Item 2(e).    CUSIP Number
              ------------

                   636-376-105

Item 3.       Not Applicable

Item 4.       Ownership
              ---------

                   (a)   Amount Beneficially Owned: 4,495,734.0875 shares/(1)/


-------------------------
/(1)/ 15,370.0875 shares owned of record by Glenda R. Newman, Mr. Newman's wife, to which Mr. Newman disclaims beneficial ownership. 4,100 shares owned of record by Dwain A. Newman and Glenda R. Newman. 5,000 shares owned of record by Dwain A. Newman, as custodian for Jay Jackson Newman under the Arkansas Uniform Transfer To Minors Act, to which Mr. Newman disclaims beneficial ownership. 5,000 shares owned of record by Dwain A. Newman, as custodian for Shelby Lee Newman under the Arkansas Uniform Transfer To Minors Act, to which Mr. Newman disclaims beneficial ownership.

                                 SCHEDULE 13G

CUSIP No. 636-376-105                                         Page 4 of 5 Pages


                    (b)    Percent of class: 62.946%

                    (c)    Number of shares as to which such person has:

                           (i) Sole power to vote or to direct the vote - 4,466,264

                           (ii) Shared power to vote or to direct the vote - 29,470.0875/(1)/

                           (iii) Sole power to dispose or to direct the
                                 disposition of - 4,466,264

                           (iv) Shared power to dispose or to direct the disposition of - 29,470.0875/(1)/

Item 5.  Ownership of Five Percent or Less of a Class
         --------------------------------------------

            Not  Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person
         ---------------------------------------------------------------

            Not Applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         ----------------------------------------------------------------------
         Security Being Reported on by the Parent Holding Company
         --------------------------------------------------------

              Not Applicable

Item 8.  Identification and Classification of Members of the Group
         ---------------------------------------------------------
              Not Applicable





-------------------------
/(1)/ 15,370.0875 shares owned of record by Glenda R. Newman, Mr. Newman's wife, to which Mr. Newman disclaims beneficial ownership. 4,100 shares owned of record by Dwain A. Newman and Glenda R. Newman. 5,000 shares owned of record by Dwain A. Newman, as custodian for Jay Jackson Newman under the Arkansas Uniform Transfer To Minors Act, to which Mr. Newman disclaims beneficial ownership. 5,000 shares owned of record by Dwain A. Newman, as custodian for Shelby Lee Newman under the Arkansas Uniform Transfer To Minors Act, to which Mr. Newman disclaims beneficial ownership.

Item 9.    Notice of Dissolution of Group
           ------------------------------

              Not Applicable

Item 10.   Certification
           -------------
              Not Applicable


                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        2/9/00
                                      __________________________________________
                                      Date

                                      /s/ Dwain A. Newman
                                      __________________________________________
                                      Dwain A. Newman